FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2002

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated May 29, 2002 announcing that STMicroelectronics has reaffirmed its second quarter 2002 guidance.

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                                     ST LOGO
                                  PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                                COMUNICATO STAMPA
                                PRESSEINFORMATION

PR No. C1191H

            STMicroelectronics Reaffirms Second Quarter 2002 Guidance

Geneva, May 29, 2002 - STMicroelectronics (NYSE: STM) has reaffirmed the guidance for second quarter 2002 revenues and gross margin that it provided in its news release dated April 22, 2002. At that time the Company stated that it expected a double-digit sequential increase of approximately 10% in second quarter 2002 revenues, and a gross margin for the period that would be about 200 to 300 basis points above the 33.4% reported for the first quarter 2002.

Some of the above statements that are not historical facts, including without limitation certain statements made are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements. In particular, in addition to the factors described above, other important factors that could cause actual results to differ materially from the expectations of the Company or its management include the following:

     (i) business and economic conditions and trends in the semiconductor and end-user markets as well as in the various geographic regions;

     (ii) excess manufacturing capacity in the semiconductor industry;

    (iii) possible disruption in commercial activities occasioned by major events in the world such as armed conflict or terrorism;

     (iv) changes in order patterns from key customers, and reduced end-user purchases relative to expectations;

     (v) competitive factors such as the timely development of new products as well as new design and process technologies in line with customer requirements;

     (vi) pricing pressures;

     (vii) excess or obsolete inventory.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Annual Report on Form 20-F for the year ended December 31, 2001, which was filed with the SEC on May 24, 2002, and in particular, the factors listed on page 3 of such Form 20-F, could materially affect the Company.

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About STMicroelectronics

STMicroelectronics, the world's third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivaled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip
(SoC) technology and its products play a key role in enabling today's convergence trends. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information can be found at www.st.com.

For further information please contact:

Maria Grazia Prestini                      Benoit de Leusse
Director, Corporate Media Relations        Investor Relations Manager Europe
STMicroelectronics                         STMicroelectronics
Tel. +41.22.929.6945                       Tel. +33.4.50.40.24.30
Fax +41.22.929.6950                        Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com                benoit.de-Lusse@st.com

Lorie Lichtlen                             Jean Benoit Roquette / Nicole Curtin
Media Relations                            Investor Relations
Morgen-Walke Europe                        Morgen-Walke Europe
Tel. +33.1.47.03.68.10                     Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                      jbroquette@mweurope.com /
llichtlen@mweurope.com                     ncurtin@weurope.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2002                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer